SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  Gainsco, Inc.
                                 (Name of Issuer)

                           Common Stock, par value $.10
                          (Title of Class of Securities)

                                    363127101
                                  (Cusip Number)

                            John A. (Pete) Bricker, Jr.
                           1601 Elm Street, Suite 4000
                               Dallas, Texas  75201
                                 (214)720-1688
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         Sandera Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 1,015,565
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,015,565
Person
With
              10.  Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,015,565

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 4.9%

14.      Type of Reporting Person: PN

1.       Name of Reporting Person:

         SCM Advisors, L.L.C.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 7,588(1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 7,588(1)
Person
With
              10.  Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         7,588 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): .04%

14.      Type of Reporting Person: IA

-----------
(1)      Solely in its capacity as investment advisor for various accounts.

1.       Name of Reporting Person:

         Newcastle Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 54,000
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 54,000
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         54,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.3%

14.      Type of Reporting Person: PN

1.       Name of Reporting Person:

         John A. (Pete) Bricker, Jr.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: PF(See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 849
Number of
Shares
Beneficially  8.   Shared Voting Power: 1,023,153 (1)
Owned By
Each
Reporting          9.   Sole Dispositive Power: 849
Person
With
              10.  Shared Dispositive Power: 1,023,153 (1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,024,002

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 4.9%

14.      Type of Reporting Person: IN

-----------
(1) Solely in his capacity as a controlling person of each of Sandera Partners, L.P. and SCM Advisors, L.L.C. with respect to 1,015,565 and
                  7,588 shares of the Stock, respectively.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, par value $.10 per share (the "Stock") of Gainsco, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 500 Commerce Street, Fort Worth, Texas 76102.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General
Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Sandera Partners, L.P., a Texas limited partnership ("Sandera"), SCM Advisors, L.L.C., a Delaware limited liability company ("Advisors"), Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"), and John A. (Pete) Bricker, Jr.
Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Sandera Capital Management, L.P., a Texas limited partnership ("SCM"), Sandera Capital, L.L.C., a Texas limited liability company ("Capital"), Clark K. Hunt ("C. Hunt"), Mark E. Schwarz ("Schwarz"), Hunt Financial Partners, L.P., a Texas limited partnership ("Hunt Financial"), Hunt Financial Group, L.L.C., a Delaware limited liability company ("Hunt Group"), J.R. Holland, Jr. ("Holland"), and Lamar Hunt, ("L. Hunt"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         (b)-(c)

         Reporting Persons


         Sandera

         Sandera is a Texas limited partnership, the principal businesses of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Sandera, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

         Advisors

         Advisors is a Delaware limited liability company, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities on behalf of investment advisory clients. Bricker and C. Hunt are the Managers of Advisors; and Bricker (President) and C. Hunt (Vice-President and Secretary) are its principal officers. The principal address of Advisors, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

         Newcastle

         Newcastle is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Newcastle, which also serves as its principal office, is 4650 Cole Avenue, Suite 331, Dallas, Texas 75205.

         Bricker

         Bricker's principal occupation or employment is serving as the President of Capital and as a Manager and the President of Advisors. The principal address of Bricker, which also serves as his principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

         Controlling Persons

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

         SCM is a Texas limited partnership, the principal business of which is serving as the general partner of the Reporting Person and activities related thereto.

         Capital is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Bricker, C. Hunt and Schwarz are the managers of Capital; and Bricker (President) and C. Hunt (Vice-President and Secretary) are its principal officers.

         The principal occupation of each of C. Hunt and Schwarz is financial management.

         Schwarz is also the sole general partner of Newcastle.

         Hunt Financial is a Texas limited partnership, the principal business of which is financial management.

         Hunt Group is a Delaware limited liability company, the principal business of which is serving as the general partner of Hunt Financial and activities related thereto. Holland, C. Hunt and L. Hunt are the Managers of the Hunt Group; and Holland (President) and C. Hunt (Vice-President)are its principal officers.

         The principal occupation or employment of each of Holland and L. Hunt is financial management.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used or to be used by the Reporting Persons to purchase the shares is set forth below.

              SOURCE OF FUNDS          AMOUNT OF FUNDS

Sandera       Working Capital (1)      $ 6,224,707.07

Advisors      Other           (2)      $    62,641.96

Newcastle     Working Capital (1)      $   328,190.00

Bricker       Personal Funds           $     5,000.00

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

         (2) As used herein the term "Other" represents funds from managed accounts.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired and continue to hold the shares of the Stock reported herein because they believe that there are unexploited opportunities to increase the shares' value. These opportunities may take the form of substantially modifying the Issuer's recently reformulated business plan or selling the Issuer or liquidating its businesses. The Reporting Persons hope to work with the Issuer's management and the Board of Directors to identify, evaluate and pursue such opportunities such that the shares' value is maximized.

         Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares of the Stock that they now own or hereafter may acquire in the open market or in private transactions.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         Reporting Persons

         Sandera

         Pursuant to Rule 13d-3(a), Sandera is the beneficial owner of 1,015,565 shares of the Stock, which constitutes approximately 4.9% of the 20,867,181 shares of the Stock outstanding.

         Advisors

         Pursuant to Rule 13d-3(a), Advisors is the beneficial owner of 7,588 shares of the Stock, which constitutes approximately .04% of the 20,867,181 shares of the Stock outstanding.

         Newcastle

         Pursuant to Rule 13d-3(a), Newcastle is the beneficial owner of 54,000 shares of the Stock, which constitutes approximately 0.3% of the 20,867,181 shares of the Stock outstanding.

         Bricker

         In his capacity as a controlling person of each of Advisors and Capital and because of his individual ownership of 849 shares of the Stock, Bricker may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 1,016,414 shares of the Stock, which constitutes approximately 4.9% of the 20,867,181 shares of the Stock outstanding.

         Controlling Persons

         Each of (1) SCM, as the sole general partner of Sandera and (2) Capital, as the sole general partner of SCM, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,015,565 shares of the Stock, which constitutes approximately 4.9% of the 20,867,181 shares of the Stock outstanding.

         In his capacity as controlling person of each of Advisors and Capital,
C. Hunt may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,023,153 shares of the Stock, which constitutes approximately 4.9% of the 20,867,181 shares of the Stock outstanding.

         In his capacity as a controlling person of Capital and as the sole general partner of Newcastle, Schwarz may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,015,565, and 54,000 shares of the Stock, respectively, which constitutes approximately 5.1% of the 20,867,181 shares of the Stock outstanding.

         Each of (1) Hunt Financial, as the majority equity owner of each of Advisors and Capital, and Hunt Group, as the sole general partner of Hunt Financial, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,023,153 shares of the Stock, which constitutes approximately 4.9% of the 20,867,181 shares of the Stock outstanding.

         In their capacities as controlling persons of Hunt Group, each of (1)
C. Hunt, (2) Holland, and (3) L. Hunt, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,023,153 shares of the Stock, which constitutes approximately 4.9% of the 20,867,181 shares of the Stock outstanding.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Reporting Persons

         Sandera

         Acting through its general partner, SCM, Sandera has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,015,565 shares of the Stock.

         Advisors

         Acting through its Managers, Bricker and C. Hunt, Advisors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,588 shares of the Stock.

         Newcastle

         Acting through its general partner, Schwarz, Newcastle has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 54,000 shares of the Stock.

         Bricker

         In his capacity as a controlling person of each of Advisors and Capital, Bricker has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,023,153 shares of the Stock. In addition, in his individual capacity, Bricker has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 849 shares of the Stock.


         Controlling Persons

         Acting through its general partner, Capital, SCM has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,015,565 shares of the Stock.

         In his capacity as a controlling person of each of Advisors and Capital, C. Hunt has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,023,153 shares of the Stock.

         In his capacity as a controlling person of Capital and as the sole general partner of Newcastle, Schwarz has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,069,565 shares of the Stock.

         Each of (1) Hunt Financial, as the majority equity owner of each of Advisors and Capital, and (2) Hunt Group, as the sole general partner of Hunt Financial, has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,023,153 shares of the Stock.

         In their capacities as controlling persons of Hunt Group, each of (1)
C. Hunt, (2) Holland, and (3) L. Hunt has the shared power to vote or to direct the vote and to dispose or direct the disposition of 1,023,153 shares of the Stock.

         (c)

         During the last 60 days, the Reporting Persons have purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

REPORTING                         NUMBER OF           PRICE PER
PERSON          DATE              SHARES              SHARE

Sandera         07/23/98          47,000              $ 5.97
Newcastle       07/23/98           2,000              $ 6.00
Newcastle       07/23/98           8,000              $ 6.00
Sandera         07/24/98         800,000              $ 5.99
Sandera         07/24/98         115,000              $ 6.06
Newcastle       07/24/98           5,000              $ 6.06
Newcastle       07/24/98          15,000              $ 6.06
Newcastle       07/27/98          10,000              $ 6.31
Newcastle       07/29/98           2,000              $ 6.06
Newcastle       07/29/98           2,000              $ 6.06
Newcastle       07/29/98           5,000              $ 5.99
Newcastle       07/29/98           5,000              $ 5.94

         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     July 29, 1998

                        SANDERA PARTNERS, L.P.

                             By:  Sandera Capital Management, L.P., its
                                  general partner

                                  By:  Sandera Capital, L.L.C., its
                                       general partner


                                       By: /s/ John A. Bricker, Jr.
                                          John A. (Pete) Bricker, Jr.,
                                          President

                        SCM ADVISORS, L.L.C.


                             By: /s/ John A. Bricker, Jr.
                                 John A. (Pete) Bricker, Jr., President


                        NEWCASTLE PARTNERS, L.P.


                             By:  /s/ Mark E. Schwarz
                                  Mark E. Schwarz, general partner


                         /s/ John A. Bricker, Jr.
                        JOHN A. (PETE) BRICKER, JR.

                             EXHIBIT INDEX

EXHIBIT       DESCRIPTION

99.1          Agreement and Power of Attorney pursuant to Rule
              13d-1(k)(1)(iii), filed herewith.